# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Frequency Electronics, Inc., CIK 0000039020
CUSIP: 358010106
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 55 CHARLES LINDBERGH BLVD, MITCHEL FIELD, New York (NY), 11553
Date of event which requires filing of this statement: 07/28/2026
Amends the filing with accession number 0000919574-16-011961
Filed by CIK 0001666682
Persons authorized to receive notices and communications: Jonathan Brolin, Edenbrook Capital, LLC, 116 Radio Circle, Mount Kisco, New York (NY), 10549, 914-239-3117

## Reporting persons
- Edenbrook Capital, LLC (CIK 0001666682): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,221,636; sole dispositive power 0; shared dispositive power 1,221,636; aggregate amount beneficially owned 1,221,636 (11.15% of the class)
- Edenbrook Long Only Value Fund, LP (CIK 0001665975): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,047,958; sole dispositive power 0; shared dispositive power 1,047,958; aggregate amount beneficially owned 1,047,958 (9.56% of the class)
- Jonathan Brolin (CIK 0001712127): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 21,305; shared voting power 1,221,636; sole dispositive power 21,305; shared dispositive power 1,221,636; aggregate amount beneficially owned 1,242,941 (11.33% of the class)
  Comment: Includes 21,305 restricted stock units ("RSUs") held by Mr. Brolin, of which 7,901 RSUs have vested as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: Frequency Electronics, Inc.
Address of issuer's principal executive offices: 55 CHARLES LINDBERGH BLVD, MITCHEL FIELD, New York (NY), 11553
Comment: This Amendment No. 12 ("Amendment No. 12) amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on March 18, 2016, as subsequently amended on Schedule 13D (as amended thereby and hereby, the "Schedule 13D"), with respect to the Common Stock, par value $1.00 (the "Common Stock") of Frequency Electronics, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 12 have the meanings set forth in the Schedule 13D. This Amendment No. 12 supplements Items 3, 4, 6, and 7, and amends and restates Item 5(a) - (c) as set forth below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $11,226,336.

The RSUs were acquired by Mr. Brolin in consideration for his service on the board of directors of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 28, 2026, Edenbrook Value Fund, LP, a private fund managed by Edenbrook, and Edenbrook Long Only Value Fund, LP (the "Fund"), as selling stockholders, and the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with Morgan Stanley & Co. LLC, (the "Underwriter"), providing for the offer and sale of 97,826 shares of Common Stock by Edenbrook Value Fund, LP and 554,348 shares of Common Stock by the Fund (the "Offering"), and purchase by the Underwriter of the shares of Common Stock, at a gross price to Edenbrook Value Fund, LP and the Fund of $57.50 per share. The Offering closed on July 30, 2026. The Offering was made pursuant to the Issuer's shelf registration statement on Form S-3 (File No. 333-297549), as supplemented by a preliminary prospectus supplement dated July 28, 2026. Pursuant to the Underwriting Agreement, Edenbrook Value Fund, LP and the Fund have entered into a lock-up agreement (the "Lock-Up Agreement") with the Underwriter pursuant to which each has agreed with the Underwriter, subject to customary exceptions, for a period of 60 days after the date of the final prospectus for the offering, not to dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, subject to certain exceptions and excluding the transactions described herein. The descriptions of the Underwriting Agreement and Lock-Up Agreement contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the Underwriting Agreement and Form of Lock-Up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Edenbrook remains a significant shareholder and Mr. Brolin continues to serve as a director on the board of directors of the Issuer. Edenbrook and Mr. Brolin are supportive of the Issuer and the management team and believe the Issuer is uniquely positioned to take advantage of significant profitable growth opportunities in the years ahead, as detailed in the Issuer's most recent earnings press release and conference call of July 15, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 10,957,034 shares of Common Stock, which is the sum of (i) 1,086,957 shares of Comon Stock issued in the offering described in the Issuer's Current Report on Form 8-K filed with the SEC on July 30, 2026, and (ii) 9,870,077 shares of Common Stock outstanding as of July 15, 2026, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended April 30, 2026, filed with the SEC on July 17, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: See Item 4. Other than as set forth herein, there have been no transactions in the shares of Common Stock effected by the Reporting Persons in the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of the Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit C: Underwriting Agreement, dated July 28, 2026, between the Issuer, Edenbrook Value Fund, LP, the Fund, and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 30, 2026).

Exhibit D: Form of Lock-Up Agreement, between the Issuer, Edenbrook Value Fund, LP, the Fund, and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 30, 2026).

## Signatures
- Edenbrook Capital, LLC: /s/ Jonathan Brolin, Jonathan Brolin, Managing Member (07/30/2026)
- Edenbrook Long Only Value Fund, LP: /s/ Jonathan Brolin, Jonathan Brolin, Managing Member of Edenbrook Capital Partners, LLC (07/30/2026)
- Jonathan Brolin: /s/ Jonathan Brolin, Jonathan Brolin, Individually (07/30/2026)